NEVSUN RESOURCES LTD.

Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2016 and 2015
(Expressed in thousands of United States dollars)

Unaudited – Prepared by Management

NEVSUN RESOURCES LTD. Condensed Consolidated Interim Balance Sheets Unaudited (Expressed in thousands of United States dollars)

	Note	June 30, 2016	December 31, 2015

Assets

Current assets
Cash and cash equivalents	5, 12	$240,298	$434,340
Accounts receivable and prepaids		30,519	15,209
Inventories	6	58,118	77,495
Due from non-controlling interest	4	10,000	5,355
		338,935	532,399

Non-current assets
Due from non-controlling interest		-	38,825
Account receivable		675	725
Inventories	6	42,954	20,042
Mineral properties, plant and equipment	7	956,072	412,129
		999,701	471,721
Total assets		$1,338,636	$1,004,120

Liabilities and equity

Current liabilities
Accounts payable and accrued liabilities		$68,793	$56,881
Dividends payable		7,994	7,991
Income taxes payable		18,824	5,385
Provision for lower zone commitment	2	5,148	-
Due to non-controlling interest		268	-
		101,027	70,257

Non-current liabilities
Deferred income taxes		60,942	65,431
Provision for mine closure and reclamation		39,704	38,732
Provision for lower zone commitment	2	2,772	-
		103,418	104,163
Total liabilities		204,445	174,420

Equity
Share capital	8	695,239	407,945
Share-based payments reserve		16,221	15,796
Retained earnings		246,853	245,580
Equity attributable to Nevsun shareholders		958,313	669,321

Non-controlling interest	13	175,878	160,379
Total equity		1,134,191	829,700
Total liabilities and equity		$1,338,636	$1,004,120

Contingency (note 11)

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

NEVSUN RESOURCES LTD. Condensed Consolidated Interim Statements of Comprehensive Income Unaudited (Expressed in thousands of United States dollars, except per share amounts)

		Three months ended June 30,		Six months ended June 30,
	Note	2016	2015	2016	2015
Revenues	9	$79,165	$104,240	$171,598	$221,412
Cost of sales
Operating expenses		(28,559)	(48,794)	(70,030)	(106,288)
Royalties		(3,388)	(4,908)	(7,243)	(9,727)
Depreciation and depletion		(12,311)	(11,921)	(26,484)	(24,199)
Operating income		34,907	38,617	67,841	81,198

Administrative expenses		(3,395)	(5,518)	(8,610)	(8,923)
Finance income		1,777	717	2,781	1,358
Finance costs		(528)	(384)	(1,014)	(768)
Share of loss from associate	2	(1,862)	-	(1,862)	-
Income before taxes		30,899	33,432	59,136	72,865

Income taxes		(12,923)	(14,267)	(25,576)	(30,666)
Net income and comprehensive income		$17,976	$19,165	$33,560	$42,199

Net income and comprehensive income attributable to:
Nevsun shareholders		$9,612	$9,447	$17,113	$22,025
Non-controlling interest	13	8,364	9,718	16,447	20,174
		$17,976	$19,165	$33,560	$42,199

Earnings per share attributable to Nevsun shareholders:	8
Basic		$0.04	$0.05	$0.08	$0.11
Diluted		$0.04	$0.05	$0.08	$0.11

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

NEVSUN RESOURCES LTD. Condensed Consolidated Interim Statements of Cash Flows Unaudited (Expressed in thousands of United States dollars)

		Three months ended June 30,		Six months ended June 30,
	Note	2016	2015	2016	2015
Operating activities
Net income		$17,976	$19,165	$33,560	$42,199
Items not involving the use of cash
Depreciation and depletion		12,321	11,932	26,505	24,221
Share of loss from associate		1,862	-	1,862	-
Income taxes		12,923	14,267	25,576	30,666
Share-based compensation	8	178	714	676	861
Interest income on due from non-controlling interest		(458)	(550)	(898)	(1,075)
Other		706	63	988	126

		45,508	45,591	88,269	96,998
Changes in non-cash operating capital
Accounts receivable and prepaids		(6,523)	8,375	(15,143)	6,151
Inventories		1,236	(1,505)	(3,078)	5,279
Accounts payable and accrued liabilities		10,099	13,647	2,242	8,201

Cash generated from operating activities		50,320	66,108	72,290	116,629
Income taxes paid		(16,626)	(8,579)	(16,626)	(21,679)

Net cash provided by operating activities		33,694	57,529	55,664	94,950
Investing
Acquisition of Reservoir Minerals Inc., net of cash received	2	(204,530)	-	(204,530)	-
Pre-commercial production costs capitalized		(6,986)	-	(6,986)	-
Expenditures on mineral properties, plant and equipment		(14,344)	(32,491)	(20,580)	(53,208)
Change in non-cash working capital related to investing activities		3,901	(1,163)	1, 717	2,342

Net cash used in investing activities		(221,959)	(33,654)	(230,379)	(50,866)
Financing
Dividends paid to Nevsun shareholders		(7,994)	(7,986)	(15,985)	(15,972)
Distributions to non-controlling interest		(14,000)	(9,600)	(16,000)	(21,600)
Amounts repaid by non-controlling interest, including interest		12,500	2,600	12,500	2,600
Issuance of common shares, net of issue costs		-	422	158	436

Net cash used in financing activities		(9,494)	(14,564)	(19,327)	(34,536)
Increase (decrease) in cash and cash equivalents		(197,759)	9,311	(194,042)	9,548
Cash and cash equivalents, beginning of period		438,057	442,655	434,340	442,418
Cash and cash equivalents, end of period		$240,298	$451,966	$240,298	$451,966

Supplemental cash flow information (note 5)

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

NEVSUN RESOURCES LTD. Condensed Consolidated Interim Statements of Changes in Equity Unaudited (Expressed in thousands of United States dollars)

	Number of shares	Share capital	Share-based payments reserve	Retained earnings	Equity attributable to Nevsun shareholders	Non-controlling interest (note 13)	Total equity
December 31, 2014	199,652,802	$407,359	$16,202	$253,035	$676,596	$156,300	$832,896

Exercise of stock options	128,667	436	-	-	436	-	436
Transfer to share capital on exercise of options	-	150	(150)	-	-	-	-
Transfer on forfeiture of vested options	-	-	(171)	171	-	-	-
Share-based payments	-	-	815	-	815	-	815
Income for the period	-	-	-	22,025	22,025	20,174	42,199
Dividends declared	-	-	-	(15,977)	(15,977)	-	(15,977)
Distributions to non-controlling interest	-	-	-	-	-	(21,600)	(21,600)
June 30, 2015	199,781,469	$407,945	$16,696	$259,254	$683,895	$154,874	$838,769

December 31, 2015	199,781,469	$407,945	$15,796	$245,580	$669,321	$160,379	$829,700

Shares issued on acquisition of Reservoir Minerals Inc. (note 2)	99,870,330	287,033	-	-	287,033	-	287,033
BMSC mineral properties acquisition	-	-	-	-	-	15,052	15,052
Exercise of options	58,500	158	-	-	158	-	158
Transfer to share capital on exercise of options	-	103	(103)	-	-	-	-
Transfer on forfeiture of vested options	-	-	(148)	148	-	-	-
Share-based payments	-	-	676	-	676	-	676
Income for the period	-	-	-	17,113	17,113	16,447	33,560
Dividends declared	-	-	-	(15,988)	(15,988)	-	(15,988)
Distributions to non-controlling interest	-	-	-	-	-	(16,000)	(16,000)
June 30, 2016	299,710,299	$695,239	$16,221	$246,853	$958,313	$175,878	$1,134,191

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three and six months ended June 30, 2016 and 2015

1.	Reporting entity and basis of presentation

(a)	Reporting entity

Nevsun Resources Ltd. (“Nevsun” or “the Company”) is a mid-tier diversified base metals company. The Company is incorporated and domiciled in Canada.

The Company’s two principal assets are its 60% owned Bisha Mine in Eritrea (owned via Eritrean corporation, Bisha Mining Share Company (“BMSC”)) and the Timok project (“Timok project”) in Serbia which was acquired during Q2 2016 through the acquisition of Reservoir Minerals Inc. (“Reservoir”). Nevsun’s 40% partner in the Bisha Mine is the State-owned Eritrean National Mining Corporation (“ENAMCO”). The Company owns a 100% interest in the Upper Zone and a 60.4% interest in the Lower Zone of the Timok project with Freeport-McMoRan Inc. (“Freeport”) owning the remaining interest in the Lower Zone.

(b)	Statement of compliance

These interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. They do not include all the information required for a complete set of IFRS financial statements. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company’s financial position and performance since the last annual consolidated financial statements as at and for the year ended December 31, 2015.

These interim financial statements were authorized for issue by the Audit Committee of the Company’s Board of Directors on July 27, 2016.

(c)	Significant accounting policies

These interim financial statements should be read in conjunction with and follow the same accounting policies and methods of application as, our most recent annual financial statements, with the following (note 2):

Principles of consolidation

These interim financial statements include the accounts of the Company and its subsidiaries. The functional and reporting currency of the Company and all its subsidiaries is the United States dollar.

The Company consolidates its controlling interest in Timok JVSA (BVI) Ltd. and Rakita Exploration d.o.o. Beograd (Serbia), acquired through the Reservoir Transaction (see note 2). The allocation of net assets and profit or loss between Nevsun and the non-controlling shareholder is based on each party’s economic rights to the underlying cash flows and net assets associated with the Timok mineral property.

Newly acquired significant subsidiaries of Nevsun Resources Ltd. include:

			Nevsun’s effective interest
Name	Country of incorporation	Principal activity	(%)

Reservoir Minerals Inc.	Canada	Holding company	100
Global Reservoir Minerals (BVI) Inc.	British Virgin Islands	Holding company	100
Timok JVSA (BVI) Ltd.	British Virgin Islands	Holding company	100% of Upper Zone and 60.4% of Lower Zone
Rakita Exploration d.o.o. Beograd	Serbia	Project	100% of Upper Zone and 60.4% of Lower Zone

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three and six months ended June 30, 2016 and 2015

1.	Reporting entity and basis of presentation (continued)

(c)	Significant accounting policies (continued)

Investments in associates

An associate is an entity over which the Company has significant influence. The Company has significant influence when it has the power to participate in the financial and operating policy decisions of the associate but does not have control over those policies.

The Company accounts for its investments in associates using the equity method. Under the equity method, the Company’s investment in an associate is initially recognized at cost and subsequently adjusted to recognize the Company's share of earnings and losses of the associate, after any adjustments necessary to give effect to uniform accounting policies, any other movement in the associate, and for impairment losses after the initial recognition date. The Company's share of earnings and losses of associates are recognized in net income during the period.

Dividends and repayment of capital received from an associate are accounted for as a reduction in the carrying amount of the Company’s investment. Unrealized gains and losses between the Company and its associates are recognized only to the extent of unrelated investors’ interests in the associates. Intercompany balances between the Company and its associates are not eliminated.

At the end of each reporting period, the Company assesses its investment in associates for impairment if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition and if the event or events have an impact on the estimated future cash flows of the investment.

Non-monetary transactions

The Company records non-monetary transactions in accordance with IAS 16, Property, Plant and Equipment. The cost of an item of property, plant and equipment is measured at fair value unless the exchange lacks commercial substance, or the fair value of neither the asset received nor the asset given up is reliably measureable. If the acquired item is not measured at fair value, its cost is measured at the carrying amount of the asset given up. The Company determines whether an exchange transaction has commercial substance by considering the extent to which the Company’s future cash flows are expected to change as a result of the transaction.

(d)	Use of judgements and estimates

In preparing these interim financial statements, management has made judgements and estimates that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income and expense. Actual amounts incurred by the Company may differ from these values.

The significant judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those applied to the consolidated financial statements as at and for the year ended December 31, 2015 and the following additional critical judgements:

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three and six months ended June 30, 2016 and 2015

1.	Reporting entity and basis of presentation (continued)

(d)	Use of judgements and estimates (continued)

  Determination that the acquisition of Reservoir is not a business combination but rather an asset acquisition;
  Determination of the preliminary fair values of the assets and liabilities of Reservoir acquired;
  Determination that the Company had significant influence over Reservoir during the period of its 19.99% investment from April 25, 2016 to June 22, 2016; and
  Determination that the fair value of the due from non-controlling interest was more reliably measurable than the fair value of the additional mineral properties acquired in the non-monetary transaction described in note 3, and the determination of the fair value of the due from non-controlling interest (see note 3).

(e)	Changes in accounting standards

There were no previously undisclosed significant accounting pronouncements issued during the period ended June 30, 2016.

2.	Acquisition of Reservoir

On April 22, 2016, the Company and Reservoir entered into an Arrangement Agreement pursuant to which the Company would acquire all of the issued and outstanding common shares of Reservoir by a way of a court-approved plan of arrangement (the “Reservoir Transaction”). The Reservoir Transaction closed on June 23, 2016.

Under the terms of the Arrangement Agreement, as amended June 16, 2016, each issued and outstanding common share and restricted share unit of Reservoir was exchanged for two (2) Nevsun common shares (the “Exchange Ratio”) plus CAD$2.00 in cash. Upon closing of the arrangement, existing Nevsun and Reservoir shareholders owned approximately 67% and 33% of Nevsun, respectively.

Concurrent with the Arrangement Agreement, Nevsun and Reservoir entered into a funding transaction totaling $135,000 comprised of a private placement for 19.99% of Reservoir’s outstanding common shares and a loan (together the “Funding Transaction”). Nevsun purchased 12,174,928 common shares of Reservoir at a price of CAD$9.40 per share, for a total price of CAD$114,444 ($90,297) and provided an unsecured loan of $44,703 to Reservoir which bears interest at 12% per annum. The Funding Transaction provided $135,000 to enable Reservoir, through its wholly owned subsidiary, to exercise its right of first offer (“ROFO”) in respect of its joint venture with Freeport International Holdings (BVI) Inc. in the Timok Copper project, a copper-gold development project in Serbia. Reservoir closed the exercise of the ROFO on May 2, 2016 and now owns a 100% interest in the Upper Zone and a 60.4% interest in the Lower Zone of the Timok Copper project under two joint venture agreements with Freeport.

Under the terms of the ROFO, Reservoir is required to make the following payments totaling up to $127,500, payable in stages, upon the achievement of key development milestones in addition to the $135,000 already paid to Freeport on the exercise of the ROFO:

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three and six months ended June 30, 2016 and 2015

2.	Acquisition of Reservoir (continued)

a.	Up to a maximum of $20,000 to be spent in connection with agreed exploration and study work on the Lower Zone (“$20,000 Lower Zone commitment”);

b.	$45,000 payable to Freeport upon the earliest to occur of (i) a build decision on the Upper Zone, and (ii) access to either ore body for direct ship ore;

c.	$50,000 payable to Freeport upon the achievement of commercial production; and

d.	Up to $12,500 payable to Freeport in recoupment of project expenditures from Reservoir’s share of future distributions.

Of the $127,500 of future payments as described above, $7,920 of the $20,000 Lower Zone commitment has been treated as a liability, representing Freeport’s 39.6% interest in the $20,000 Lower Zone commitment for which the Company has a contractual obligation to fund. The Company’s share of the $20,000 Lower Zone commitment has not been accrued and will be recognized when incurred. The Company has estimated 65% of the $20,000 Lower Zone commitment will be incurred over the next twelve months and has treated this as a current liability. The remaining $107,500 of possible future payments have also not been accrued as the payments are dependent upon future events and will only be accrued for as and if the future events occur.

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three and six months ended June 30, 2016 and 2015

2.	Acquisition of Reservoir (continued)

Total consideration paid is comprised of the following:

Funding Transaction – April 25, 2016
19.99% investment held in Reservoir prior to closing(1)	$90,297
Unsecured loan to Reservoir by Nevsun	44,703
Total Funding Transaction	$135,000

Arrangement Transaction – June 23, 2016
Reservoir common shares outstanding(2)	49,143,165
Reservoir restricted share units (RSUs)	792,000
Total Reservoir common shares and RSUs to be exchanged	49,935,165
Exchange ratio	2.0
Nevsun common shares issued to Reservoir shareholders and unitholders	99,870,330
Fair value of a Nevsun common share in CAD(3)	$3.69
Fair value of Nevsun common shares issued in CAD	$368,522
CAD per USD exchange rate(3)	1.2839
Fair value of Nevsun common shares issued in USD	$287,033
Fair value of outstanding Reservoir stock options redeemed in cash on closing(4)	7,724
Cash payment of CAD$2.00 per Reservoir share and RSU exchanged	77,787
Equity investment loss in Reservoir (April 25, 2016 to June 22, 2016)(1)	(1,862)
Interest accrued on unsecured loan to Reservoir by Nevsun (April 25, 2016 to June 22, 2016)	872
Nevsun transaction costs	6,000
Purchase price excluding Funding Transaction	377,554

Total purchase price	$512,554
1.	The 12,174,928 common shares of Reservoir owned by the Company at June 23, 2016 were purchased as part of the Funding Transaction for cash consideration of CAD$114,444 ($90,297). The Company accounted for its investment in Reservoir prior to closing of the Reservoir Transaction as an equity investment as it has sufficient power to exercise significant influence. At the date of acquisition, a $1,862 loss representing the Company’s share of net loss of its 19.99% interest in Reservoir was recognized in the Company’s net earnings and included in the purchase price.
2.	The number of Reservoir common shares outstanding at June 23, 2016, but excluding the 12,174,928 common shares of Reservoir owned by the Company as a result of the Funding Transaction.
3.	The fair value per common share of Nevsun of CAD $3.69 is the closing price on the Toronto Stock Exchange (“TSX”) on June 22, 2016 and the foreign exchange rate of 1.2839 is the closing CAD to USD exchange rate published by the Bank of Canada on June 22, 2016.
4.	Under the Arrangement Agreement, each outstanding Reservoir stock option on the closing date was settled in exchange for a cash payment equal to the amount by which CAD$9.40 exceeds the exercise price of each option. As at June 23, 2016, Reservoir had 1,356,500 outstanding stock options at an average exercise price of CAD$2.09 per option.

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three and six months ended June 30, 2016 and 2015

2.	Acquisition of Reservoir (continued)

The allocation of the purchase price has not been finalized as at the date these interim financial statements were issued as management is in the process of determining the fair values of identifiable assets acquired and liabilities assumed. The purchase price was provisionally allocated as follows:

Net assets acquired:
Cash and cash equivalents	$21,150
Accounts receivable and prepaids	2,185
Restricted cash equivalents	146
Mineral properties, plant and equipment	506,367
Accounts payable and accrued liabilities	(9,374)
Provision for Lower Zone commitment	(7,920)
Total fair value of net assets acquired	$512,554

The principal development project acquired is a 100% interest in the Upper Zone and a 60.4% interest in the Lower Zone of the Timok project.

The Company has been appointed as operator of the Timok project until the occurrence of certain events that are not expected to occur until at least 15 years from the commencement of commercial production of the Upper Zone of the Timok Project. The Company will advance the development of both the Upper Zone and the Lower Zone. The Company will fund 100% of the Upper Zone development costs and will sole fund the first $20,000 of agreed Lower Zone work. The Company and Freeport will fund additional Lower Zone work based on their respective ownership interests in the Lower Zone. After delivery of a feasibility study, Freeport will have increased ownership in the Lower Zone of 54% and the Company will have 100% ownership interest of the Upper Zone and 46% ownership interest of the Lower Zone. The Company and Freeport will be entitled to their pro rata share of the economic benefits of the Lower Zone and the Company is entitled to 100% of the economic benefits of the Upper Zone.

3.	BMSC mineral properties acquisition

On June 29, 2016, BMSC agreed to a $37,630 non-monetary mineral properties acquisition transaction with the Eritrean Ministry of Energy and Mines, increasing its exploration license area to 814 square kilometers, an increase of 1891% from the previous 41 square kilometers, in Bisha’s Volcanogenic Massive Sulfide (VMS) District. The increased exploration license area consists of two land packages, including 184 square kilometers surrounding the existing BMSC mining licenses (“Tabakin Exploration License”), and 630 square kilometers in the vicinity of the Bisha mine, which combines new and previously relinquished property and the current Mogoraib River license that hosts the Hambok, Asheli and Aderat deposits (“New Mogoraib Exploration License”).

The Tabakin Exploration License includes the area between the Bisha and Harena mining licenses. BMSC will be permitted to hold the area covered by the exploration license for ten years before any partial relinquishments. The New Mogoraib Exploration License will be subject to a relinquishment regime for exploration licenses (three years of no relinquishment, followed by two one-year renewals with a 25% annual area reduction beginning after year three).

Nevsun funded its share of these newly acquired exploration licenses by way of a $22,578 reduction in the amount receivable from ENAMCO.

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three and six months ended June 30, 2016 and 2015

4.	Due from non-controlling interest

December 31, 2015	$44,180
Interest recorded on receivable	898
Amounts repaid, including interest	(12,500)
Non-monetary exchange for mineral properties (note 3)	(22,578)
June 30, 2016	$10,000

On June 29, 2016, the Company signed an amended shareholders agreement with ENAMCO confirming that the remaining amount due from non-controlling interest of $10,000 will be paid by ENAMCO in two $5,000 installments in October 2016 and March 2017, respectively.

5.	Supplemental cash information

	June 30, 2016	December 31, 2015
Cash and cash equivalents
Cash	$107,413	$135,597
Cash equivalents	132,885	298,743
	$240,298	$434,340

The Company maintains most of its cash and cash equivalents in USD currency. Cash equivalents consist of short-term deposits that are accessible with 30 days’ notice.

Supplementary information for the statements of cash flows is as follows:

	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015
Non-cash operating and investing transactions
Mineral properties acquired by way of non-monetary transaction (note 3)	$37,630	$-	$37,630	$-
Depreciation added to (relieved from) inventory	2,334	(1,078)	2,085	(3,109)

6.	Inventories

	June 30, 2016	December 31, 2015
Materials and supplies	$52,598	$52,617
Work-in-progress	47,695	38,043
Finished goods – copper concentrate	779	6,877
Total inventories	$101,072	$97,537
Less: non-current portion of ore in stockpiles	(42,954)	(20,042)
Inventory recorded as a current asset	$58,118	$77,495

The non-current portion of ore in stockpiles is not expected to be further processed in the next twelve months and consists of primary ore, oxide ore and pyrite sand ore of $35,234, $3,676 and $4,044, respectively. Depreciation of $7,334 is included in work-in-progress and finished goods inventories at June 30, 2016 (December 31, 2015 – $5,249).

7.	Mineral properties, plant and equipment

As at June 30, 2016, the Company has commitments to purchase property, plant and equipment of $5,593.

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three and six months ended June 30, 2016 and 2015

7.	Mineral properties, plant and equipment (continued)

Six months ended June 30, 2016	Exploration and evaluation	Construction- in-progress	Mineral properties	Plant and equipment	Total
Cost
December 31, 2015	$36,191	$64,906	$52,629	$431,863	$585,589
Acquisition of Reservoir Minerals Inc.	504,501	-	-	1,866	506,367
BMSC mineral property acquisition	37,630	-	-	-	37,630
Additions	5,075	12,024	271	3,210	20,580
Pre-commercial costs capitalized	-	9,396	-	-	9,396
Disposals	-	-	-	(2,185)	(2,185)
Transfers to inventory		-	-	(784)	(784)
June 30, 2016	583,397	86,326	52,900	433,970	1,156,593
Accumulated depreciation
December 31, 2015	-	-	12,699	160,761	173,460
Charge for the period	-	-	2,660	25,929	28,589
Disposals	-	-	-	(1,528)	(1,528)
June 30, 2016	-	-	15,359	185,162	200,521
Net book value June 30, 2016	$583,397	$86,326	$37,541	$248,808	$956,072

Six months ended June 30, 2015
Cost
December 31, 2014	$29,504	$16,704	$47,938	$395,391	$489,537
Additions	4,248	26,122	1,818	21,019	53,207
Disposals	-	-	-	-	-
Transfers	-	-	-	-	-
June 30, 2015	33,752	42,826	49,756	416,410	542,744
Accumulated depreciation
December 31, 2014	-	-	9,072	119,625	128,697
Charge for the year	-	-	1,653	19,459	21,112
Disposals	-	-	-	-	-
June 30, 2015	-	-	10,725	139,084	149,809
Net book value June 30, 2015	$33,752	$42,826	$39,031	$277,326	$392,935

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three and six months ended June 30, 2016 and 2015

8.	Share capital and reserves

(a)	Stock options

The three months ended June 30, 2016 included $178 (Q2 2015 - $406) in share-based payment costs related to stock options, presented in administrative expenses.

The six months ended June 30, 2016 included $676 (six months ended June 30, 2015 - $815) in share-based payment costs related to stock options, presented in administrative expenses.

	Number of options	Weighted average exercise price (CAD)
Outstanding, December 31, 2015	12,893,833	$3.90
Granted	-	-
Exercised	(58,500)	4.05
Expired	(266,500)	5.53
Outstanding, June 30, 2016	12,568,833	$3.87

The weighted average share price of the Company on the dates options were exercised in the six months ended June 30, 2016, was CAD $4.64 (Q2 2015 – CAD $4.95). The weighted average price of options exercisable at the end of the period was CAD $3.94 (December 31, 2015 – CAD $3.98).

(b)	Earnings per share

The calculation of earnings per share is based on the following data:

	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015
Net income attributable to Nevsun shareholders	$9,612	$9,447	$17,113	$22,025
Diluted net income attributable to Nevsun shareholders	$9,612	$9,447	$17,113	$22,025
Weighted average number of common shares outstanding for the purpose of basic earnings per share (000s)	207,522	199,724	203,661	199,691
Dilutive options and stock appreciation rights	1,675	2,404	1,552	2,097
Weighted average number of common shares outstanding for the purpose of diluted earnings per share (000s)	209,197	202,128	205,213	201,788
Earnings per share (in $)
Basic	$0.04	$0.05	$0.08	$0.11
Diluted	$0.04	$0.05	$0.08	$0.11

9.	Revenues

	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015
Copper concentrate sales	$48,336	$87,124	$125,006	$205,195
Copper concentrate by-product sales	9,239	28,588	19,895	43,337
Direct shipment sales	28,344	1,095	44,293	1,095
Treatment and refining charges	(6,754)	(12,567)	(17,596)	(28,215)
	$79,165	$104,240	$171,598	$221,412

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three and six months ended June 30, 2016 and 2015

9.	Revenues (continued)

For the three months and six months ended June 30, 2016, copper concentrate sales include positive provisional and final pricing and physical quantity credits of $133 and $2,134, respectively, (three and six months ended June 30, 2015 – charges of $2,380 and $15,282). As at June 30, 2016, a 10% change to the underlying metals prices would result in a change in revenue and accounts receivable and payable of $7,440, based on the total quantities of metals in sales contracts for which the provisional pricing periods were not yet closed. Provisional pricing periods are typically one to four months after shipment.

Direct shipment sales consist of precious metal high-grade pyrite sands and oxide ores shipped directly to buyers.

10.	Financial instruments

The fair values of financial assets and financial liabilities approximate their carrying amounts in the condensed consolidated interim balance sheet.

Copper concentrate and direct shipment sales receivables of $15,614 (December 31, 2015 - $5,109) are carried at fair value as the receivables contain embedded derivatives due to the provisional pricing of these sales contracts. The receivables are measured using quoted forward market prices that correspond to the settlement date of the provisional pricing period for the estimated metals contained within the copper concentrate or direct shipment sales. There were no changes to the method of fair value measurement during the period.

11.	Contingency

Araya lawsuit

A lawsuit was filed in the Supreme Court of British Columbia against the Company (the "Araya Lawsuit") on November 20, 2014, by three plaintiffs who claim to have once worked with a local sub-contractor at the Bisha Mine. The plaintiffs claim that the Company is legally responsible for breaches of customary international law and British Columbia law for conduct allegedly engaged in by the local sub-contractor and the Eritrean military. The plaintiffs are also claiming the right to bring the action in a representative capacity on behalf of certain persons who they allege were forced to work at the Bisha Mine (the “Group Members”). The plaintiffs claim general, aggravated and punitive damages for themselves and for the Group Members. No amount of damages is required to be quantified by the plaintiffs at this time. No trial date has been set.

It is not possible at this time to estimate the outcome of the Araya Lawsuit. The Company denies the allegations and will vigorously defend itself in this matter. No amounts have been recorded for any potential liability arising from this matter, as the Company cannot reasonably predict the outcome.

12.	Segment information

Results of operating segments are reviewed by the Company’s chief operating decision maker to make decisions about resources to be allocated to the segments and assess their performance.

The Company conducts its business in two principal operating segments: the mining operations in Africa (BMSC), and the development project in Serbia (Timok project). For segmented reporting purposes, the Company’s reportable operating segments are comprised of Africa, Serbia, and all other business activities and operating segments that are not reportable (North America).

The principal products of the Company’s mining operations in Africa are copper and zinc concentrates, containing by-products of gold and silver. Cash and cash equivalents of $237,505 are located outside of Africa at June 30, 2016 (December 31, 2015 - $432,090).

Information related to the reportable operating segments is as follows:

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three and six months ended June 30, 2016 and 2015

12.	Segment information (continued)

Total assets	June 30, 2016	December 31, 2015
Africa	$606,302	$559,291
Serbia	509,111	-
North America	223,223	444,829
Total	$1,338,636	$1,004,120

Total liabilities	June 30, 2016	December 31, 2015
Africa	$166,606	$158,344
Serbia	8,746	-
North America	29,093	16,076
Total	$204,445	$174,420

	Revenues		Cost of sales		Net income (loss) attributable to Nevsun shareholders
	Three months ended June 30,
		2016	2015 2016	2015	2016	2015
Africa	$79,165	$104,240	$44,258	$65,623	$12,547	$14,577
Serbia	-	-	-	-	(6)	-
North America	-	-	-	-	(2,929)	(5,100)
Total	$79,165	$104,240	$44,258	$65,623	$9,612	$9,447

	Revenues		Cost of sales		Net income (loss) attributable to Nevsun shareholders
	Six months ended June 30,
	2016	2015	2016	2015	2016	2015
Africa	$171,598	$221,412	$103,757	$140,214	$24,671	$30,261
Serbia	-	-	-	-	(6)	-
North America	-	-	-	-	(7,552)	(8,236)
Total	$171,598	$221,412	$103,757	$140,214	$17,113	$22,025

13.	Interest in subsidiary

The following table presents the financial position of the Company’s 60% owned subsidiary, Bisha Mining Share Company (BMSC), as at June 30, 2016 and December 31, 2015. The information is presented on a 100% basis.

	June 30, 2016	December 31, 2015
Current assets	$115,615	$129,778
Non-current assets	490,687	429,513

Current liabilities	(65,960)	(55,225)
Non-current liabilities	(100,646)	(103,119)
Net assets	$439,696	$400,947
Net assets attributable to non-controlling interest	$175,878	$160,379

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three and six months ended June 30, 2016 and 2015

13.	Interest in subsidiary (continued)

The following table presents the financial results of BMSC for the three and six months ended June 30, 2016 and 2015, respectively:

	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015
Revenues	$79,165	$104,240	171,598	221,412
Net income and comprehensive income	20,911	24,296	41,118	50,436
Net income and comprehensive income attributable to non-controlling interest	$8,364	$9,718	16,447	20,174

The following table presents the summary cash flow information of BMSC for the three and six months ended June 30, 2016 and 2015, respectively:

	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015
Net cash provided by operating activities	$30,951	$59,549	$55,877	$101,314
Net cash used in investing activities	(16,788)	(33,662)	(25,190)	(50,866)
Net cash used in financing activities	(35,000)	(24,000)	(40,000)	(54,000)
Increase (decrease) in cash and cash equivalents	$(20,837)	$1,887	$(9,313)	$(3,552)